UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                             Orchid Biosciences Inc.
               -------------------------------------------------
                                (Name of issuer)

                     Common Stock per value $.001 per share
               -------------------------------------------------
                         (Title of class of securities)

                                    68571p100
               -------------------------------------------------
                                 (CUSIP number)

                                December 31, 2000
               -------------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

---------------------------------
      CUSIP No. 68571p100
---------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY                        0
OWNED BY                     ------ --------------------------------------------
EACH REPORTING                      SHARED VOTING POWER
PERSON WITH                  6      1,430,000
                             ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      1,430,000
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,430,000*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.3%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO

-------- -----------------------------------------------------------------------

--------------------------

* Included in this figure are the securities reported by Deutsche Fonds Holding GmbH on the following cover page.

** Included in this percentage are the percentage of securities reported by Deutsche Fonds Holding GmbH on the following cover page.

---------------------------------
      CUSIP No. 68571p 100
---------------------------------


-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Fonds Holding GmbH
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY                        0
OWNED BY                     ------ --------------------------------------------
EACH REPORTING                      SHARED VOTING POWER
PERSON WITH                  6      1,430,000
                             ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      1,430,000
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,430,000
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.3%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC
-------- -----------------------------------------------------------------------

Item 1(a).       Name of Issuer:

                 Orchid Biosciences Inc. (the "Issuer")

Item 1(b).       Address of Issuer's Principal Executive Offices:

                 The address of the Issuer's principal executive offices is 303 College Road East, Princeton, New Jersey 08540.

Item 2(a).       Name of Person Filing:

                 This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Deutsche Fonds Holding GmbH ("DWS Group" and, together with DBAG, the "Reporting Persons").

Item 2(b).       Address of Principal Business Office or, if none, Residence:

                 The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

                 The principal place of business of DWS Group is Feldbergstrasse 22, 60323 Frankfurt, Federal Republic of Germany.

Item 2(c).       Citizenship:

                 The citizenship of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).       Title of Class of Securities:

                 The  title of the  securities  is  Common  Stock  (the  "Common
Stock").

Item 2(e).       CUSIP Number:

                 The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a)    / /  Broker or dealer registered under section 15 of the
                             Act;

                 (b)    / /  Bank as defined in section 3(a)(6) of the Act;

                 (c)    / /  Insurance Company as defined in section 3(a)(19) of
                             the Act;

                 (d)    / /  Investment  Company  registered  under section 8 of
                             the Investment Company Act of 1940;

                 (e)    / /  An investment adviser in accordance with Rule 13d-1
                             (b)(1)(ii)(E);

                 (f)    / /  An employee  benefit  plan,  or  endowment  fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g)    / /  A parent  holding  company  or  control  person  in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                 (h)    / /  A savings association as defined in section 3(b) of
                             the Federal Deposit Insurance Act;

                 (i)    / /  A church plan that is excluded from the  definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j)    / /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X/

Item 4.           Ownership.

                  (a)      Amount beneficially owned:

                           Each of the Reporting  Persons owns the amount of the
                  Common Stock as set forth on the applicable cover page.

                  (b)      Percent of class:

                           Each of the Reporting  Persons owns the percentage of
                  the Common Stock as set forth on the applicable cover page.

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:

                                    Each of the  Reporting  Persons has the sole
                           power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                           (ii)     shared power to vote or to direct the vote:

                                    Each of the Reporting Persons has the shared
                           power to vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                           (iii) sole power to dispose or to direct the disposition of:

                                    Each of the  Reporting  Persons has the sole
                           power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                           (iv) shared power to dispose or to direct the disposition of:

                                    Each of the Reporting Persons has the shared
                           power to dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.          Ownership of Five Percent or Less of a Class.

                 If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following [x].

Item 6.          Ownership  of More than  Five  Percent  on  Behalf  of  Another
                 Person.

                 Investment  management  clients of the  subsidiaries  listed in item 7 below have the ultimate right to any dividends from Common Stock and the proceeds from the sale of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 The following are subsidiaries of DBAG and DWS Group which acquired Common Stock included in the figures on the cover pages: DWS Investment GmbH and Deutsche Vermogensbildungsgesellschaft mbH.

Item 8.          Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.          Notice of Dissolution of Group.

                 Not applicable.

Item 10.         Certification.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2001



                                           DEUTSCHE BANK AG



                                           By: /s/ Dr. Dieter Eisele
                                              -------------------------------
                                              Name:   Dr. Dieter Eisele
                                              Title:  Group Head of Compliance



                                           By:  /s/ Christoph Kirschhofer
                                              -------------------------------
                                              Name:   Christoph Kirschhofer
                                              Title:  Director


                                                                       EXHIBIT 1



                     Consent of Deutsche Fonds Holding GmbH


                 The undersigned agrees that the Schedule 13G/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Deutsche Fonds Holding GmbH pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  February 7, 2001



                                           Deutsche Fonds Holding GmbH



                                           By:  /s/ Susan Seidel
                                              -------------------------------
                                              Name:   Susan Seidel
                                              Title:  Compliance (DWS)



                                           By: /s/ Ralf Ring
                                              -------------------------------
                                              Name:   Ralf Ring
                                              Title:  Head of Compliance (DWS)